Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

26 November 2015

PRIMA BIOMED RECEIVES TAX REBATE FROM AUSTRALIAN GOVERNMENT

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, “the Company”) is pleased to advise that it has received approximately $420k in cash rebate from the Australian federal government’s R&D tax incentive program. The cash rebate was provided essentially in respect of expenditure incurred on eligible Australian R&D activities conducted during the 2015 financial year.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima BioMed is listed on the Australian Stock Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889